UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 13)

Under the Securities Exchange Act of 1934

FRANKLIN COVEY CO.

(Name of Issuer)

COMMON STOCK, Par Value $0.05 Per Share

(Title of Class of Securities)

353469109

(CUSIP Number)

Peter E. Lorenzen

Munsch Hardt Kopf & Harr P.C.

500 N. Akard Street, Suite 3800

Dallas, TX 75201

(214) 855-7545

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2014

(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 353469109	13D/A	Page 2 of 4 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Knowledge Capital Investment Group
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds* OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Common Stock – 3,212,805
	8	Shared Voting Power None
	9	Sole Dispositive Power Common Stock – 3,212,805
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned By Each Reporting Person Common Stock – 3,212,805
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13	Percent of Class Represented by Amount in Row (11) Common Stock – 19.1%**
14	Type Of Reporting Person* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!
**	Based on the number of outstanding shares as of June 30, 2014 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2014.

CUSIP NO. 353469109	13D/A	Page 3 of 4 Pages

This Amendment No. 13 amends the Statement on Schedule 13D filed on June 14, 1999, as amended by Amendment Nos. 1 through 12 (the “Schedule 13D”), by Knowledge Capital Investment Group (the “Reporting Person”).

Item 1. Security and Issuer

Item 2. Identity and Background

Item 3 Source and Amount of Funds or Other Consideration

Item 4. Purpose of the Transaction

The final paragraph of Item 4 is amended to read in its entirety as follows:

The Reporting Person has no present plans or proposals of the type required to be disclosed on Item 4 of Schedule 13D other than those set forth in Item 4 of this Schedule, as amended, or as contemplated by the agreements referred to herein. The Reporting Person intends to review its investment in the Company from time to time, and may decide to take or propose any such action in the future. The Reporting Person has requested that the Company prepare and file a registration statement covering sales and other transfers of Common Stock by the Reporting Person from time to time in the future. Depending on market conditions and other factors that it may deem material to its investment decision, the Reporting Person may dispose of, in the open market or in private transactions, or may distribute to its equity owners, all or a portion of the Common Stock that the Reporting Person now owns or hereafter may acquire.

Item 5. Interest in Securities of the Issuer

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to Be Filed as Exhibits

CUSIP NO. 353469109	13D/A	Page 4 of 4 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2014

KNOWLEDGE CAPITAL INVESTMENT GROUP

By: Inspiration Investments Partners III, L.P.,
Its Manager

By: Inspiration Investments GenPar III, L.P.,
Its General Partner

By HH GenPar Partners
Its General Partner

By: Hampstead Associates, Inc.,
Its Managing General Partner

By:	/s/ Donald J. McNamara
Donald J. McNamara
President